FEE WAIVER AGREEMENT

PIMCO ETF Trust

650 Newport Center Drive

Newport Beach, California 92660

November 16, 2022

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Re: PIMCO Preferred and Capital Securities Active Exchange-Traded Fund (the “Fund”)

Dear Sirs and Madams:

This will confirm the agreement between PIMCO ETF Trust (the “Trust”) on behalf of the Fund and Pacific Investment Management Company LLC (“PIMCO”) as follows:

1.        The Trust is an open-end investment company which may offer separate investment portfolios. This Agreement shall pertain to the Fund, a series of the Trust.

2.        Pursuant to an Investment Management Agreement dated April 24, 2009, as supplemented from time to time (the “Investment Management Agreement”), between the Trust and PIMCO, the Trust has retained PIMCO to provide the Trust with investment advisory services and to provide or procure supervisory, administrative and other services to the Trust and its shareholders. Pursuant to the Investment Management Agreement, the Fund pays to PIMCO a monthly management fee at an annual rate set forth in Schedule A to the Investment Management Agreement (the “Management Fee”).

3.        Pursuant to a Second Amended and Restated Expense Limitation Agreement dated June 1, 2018, as supplemented from time to time (the “Expense Limitation Agreement”), between the Trust and PIMCO, PIMCO has agreed to waive or reduce the Management Fee of the Fund or reimburse the Fund if the payment or accrual of organizational expenses attributable to the Fund, payment of the Fund’s pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier (“LEI”) and/or payment of the Fund’s pro rata share of the Trust’s Trustees’ fees (collectively, the “Organizational, LEI and Trustee Fee Expenses”) in any fiscal year exceeds 0.0049% of the Fund’s average net assets.

4.        PIMCO agrees that it shall waive the Fund’s Management Fee by 0.15% of the average daily net assets attributable to the Fund.

5.        If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement.

6.        In any month in which the Investment Management Agreement is in effect, PIMCO shall be entitled to reimbursement by the Fund of any portion of the Management Fees waived, reduced or reimbursed pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six months, provided that such amount paid to PIMCO will not: 1) together with any recoupment of Organizational, LEI and Trustee Fee Expenses pursuant to the Expense Limitation Agreement, exceed 0.0049% of the Fund’s average net assets; 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO. The Reimbursement Amount will be reimbursed in the same manner as the reimbursement described in the Expense Limitation Agreement.

7.        This Agreement shall become effective on November 16, 2022 and shall have a term through one year from the Fund’s commencement of operations. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement, or it may be terminated by the Trust, without payment of any penalty, upon ninety days’ prior written notice to PIMCO at its principal place of business.

8.       Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

9.        Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

10.      If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

11.        It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to the Fund, as provided in the Trust’s Amended and Restated Declaration of Trust dated November 4, 2014, and as amended from time to time.

12.       This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO ETF Trust

By:

Name:
Title:

ACCEPTED AND AGREED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:

Name:
Title: